EXHIBIT 3.1
AMENDMENTS TO
AMENDED AND RESTATED BYLAWS
OF
MGIC INVESTMENT CORPORATION
ADOPTED AS OF MAY 19, 2020

New Section 3.15 of the Amended and Restated Bylaws is added as shown below:

3.15. Emergency Bylaws. If an emergency (as defined under Section 180.0207 of the Wisconsin Business Corporation Law) occurs, then the following provisions of this Section 3.15 shall become and remain effective with respect to any action of the Board of Directors or a committee thereof taken before the emergency ends.

(a) Any director, the Chief Executive Officer, the President, any Executive Vice President, any Senior Vice President, the Secretary or the Treasurer may call a meeting of the Board of Directors or any committee thereof. The corporation or other person providing notice of a meeting shall attempt to provide notice of the meeting to all directors, but need give notice of the meeting only to those directors whom it is practicable to reach and may give notice in any practicable manner.

(b) A majority of the directors who can be readily assembled for a meeting of the Board of Directors, or a committee thereof, shall constitute a quorum for the transaction of business, provided that at least two directors (one of whom may be an officer of the corporation considered to be a director for the meeting to achieve a quorum pursuant to or consistent with Section 180.0303 of the Wisconsin Business Corporation Law) are in attendance and at least one of the directors who is in attendance is an independent director or non-executive Chairman of the Board. At such a meeting, the non-executive Chairman of the Board, if any, or the chairman of such committee, as applicable, or if there is no non-executive Chairman of the Board or if such Chairman of the Board or chairman is not present at such meeting, the lead independent director, or if there is no lead independent director or if such lead independent director is not present at such meeting, the longest-tenured independent director in attendance at such meeting, shall determine in good faith the number of directors who could be readily assembled for a meeting and whether a quorum has been achieved for that meeting. A director is independent for purposes of this Section 3.15(b) if he or she has been determined (as of the most recent such determination by the Board of Directors) to be an independent director under the standards then used by the Board of Directors for determining independence. The Board of Directors may further take action to appoint one or more of the director or directors in attendance or other directors to membership on any standing or temporary committees of the Board of Directors as they shall deem advisable. The Board of Directors may by resolution designate one or more persons to serve as additional directors of the corporation for the period and under the terms described in such resolution, provided that such period shall terminate no later than the termination of the effectiveness of the emergency bylaws under this Section 3.15.

(c) The Board of Directors, as it may be constituted during the emergency, may take any other action that it determines is necessary for managing the corporation during the emergency.

(d) Corporate action taken in good faith pursuant to this Section 3.15 binds the corporation and may not be used to impose any liability on any of the corporation’s directors, officers, employees or agents.

(e) Nothing in this Section 3.15 shall limit the applicability of Section 180.0303 of the Wisconsin Business Corporation Law.